UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

VOCERA COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

VOICE MERGER SUB CORP.

a direct or indirect wholly owned subsidiary of

STRYKER CORPORATION

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.0003 Per Share

(Title of Class of Securities)

92857F107

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), and Stryker Corporation, a Michigan corporation (“Parent”), with the U.S. Securities and Exchange Commission on January 25, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.0003 par value per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price of $79.25 per Share, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal, as it may be amended or supplemented from time to time, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is a direct or indirect wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Items 1 through 11.

The information set forth in the Offer to Purchase under Section 15—“Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the fourth to ninth sentences of the second paragraph of the subsection entitled “Antitrust,” which begins on page 54 of the Offer to Purchase, with the following sentences:

If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time, on February 7, 2022. Accordingly, the Antitrust Condition described in Section 13—“Conditions of the Offer” has been satisfied.

The information set forth in the Offer to Purchase under Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” is hereby amended and supplemented by adding the paragraphs set forth below as the final paragraphs of the section:

Restrictive Covenant and Compensation Recovery Agreement

On February 8, 2022, Parent and each of Brent D. Lang, the Company’s Chief Executive Officer, Paul T. Johnson, the Company’s Chief Commercial Officer, Douglas A. Carlen, the Company’s General Counsel, and Steven J. Anheier, the Company’s Chief Financial Officer (each, a “Restricted Executive”) entered into a Restrictive Covenant and Compensation Recovery Agreement (each, a “Restrictive Covenant Agreement”). Each Restrictive Covenant Agreement requires that each Restricted Executive, for a period of three (3) years following the date upon which the Merger is consummated (the “Closing Date”): (i) not compete, directly or indirectly, with the Company’s business as it exists as of the Closing Date, (ii) not solicit certain employees and independent contractors of the Company and (iii) not solicit the business of certain current, prospective of past customers of the Company. Certain violations by a Restricted Executive of the applicable Restrictive Covenant Agreement may require such executive to repay to Parent a designated amount of the consideration received by the Restricted Executive in connection with the Merger. The Restrictive Covenant Agreements are contingent upon and effective as of the consummation of the Merger. Other than the Restrictive Covenant Agreements, none of the Restricted Executives have entered into any other agreements with Parent or any of its affiliates.

This summary does not purport to be complete and is qualified in its entirety by reference to the form of Restrictive Covenant Agreement, which is filed as Exhibit (a)(5)(J) to the Schedule TO and is incorporated herein by reference.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following paragraph after the second paragraph under the subsection entitled “Legal Proceedings Relating to the Tender Offer” of Section 15—“Certain Legal Matters; Regulatory Approvals” on page 57 of the Offer to Purchase:

On February 7, 2022, Jordan Wilson, a purported stockholder of the Company, filed a complaint against the Company and each member of the Company Board in the United States District Court for the District of Delaware, captioned Jordan Wilson v. Vocera Communications, Inc., et al., Case No. 1:99-mc-09999 (the “Wilson Complaint”). The Wilson Complaint alleges that the defendants violated Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by misrepresenting and/or omitting material information in the Company’s Schedule 14D-9 in connection with the Transactions and that the individual members of the Company Board acted as controlling persons of the Company within the meaning of Section 20(a) of the Exchange Act. The Wilson Complaint seeks, among other things, an order enjoining consummation of the Transactions unless the defendants disclose and disseminate certain information identified in the Wilson Complaint; rescission or rescissory damages in the event the Transactions are consummated; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The information set forth in the Offer to Purchase is hereby amended and supplemented by replacing the first sentence of the third paragraph of the subsection entitled “Legal Proceedings Relating to the Tender Offer” of Section 15—“Certain Legal Matters; Regulatory Approvals” on page 57 of the Offer to Purchase with the following sentence:

Parent and Purchaser believe the allegations in each of the Wilson Complaint, the Whitfield Complaint, the Stein Complaint and the Espinoza Complaint are without merit.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following sentence after the third sentence of the fourth paragraph of the subsection entitled “Legal Proceedings Relating to the Tender Offer” of Section 15—“Certain Legal Matters; Regulatory Approvals” on page 57 of the Offer to Purchase:

The foregoing summary of the Wilson Complaint is qualified in its entirety by reference to the Wilson Complaint, a copy of which is filed as Exhibit (a)(5)(K) to the Schedule TO and is incorporated herein by reference.

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs after the fourth paragraph under the subsection entitled “Legal Proceedings Relating to the Tender Offer” of Section 15—“Certain Legal Matters; Regulatory Approvals” on page 57 of the Offer to Purchase:

Counsel for plaintiffs in each of the Stein Complaint, Espinoza Complaint, Wilson Complaint and Whitfield Complaint (collectively, the “Stockholder Complaints”) have agreed with the Company as to certain supplemental disclosures which the Company is filing on Amendment No. 3 to its Schedule 14D-9 (the “14D Amendment”). Counsel for plaintiffs in the Stockholder Complaints have agreed that such disclosures will moot their claims and therefore have agreed to dismiss those actions with prejudice as to the named plaintiffs, and without prejudice as to other shareholders. Notwithstanding the provision by the Company of the additional disclosure in its 14D Amendment, nothing in this Amendment shall be deemed an admission by the Parent, Purchaser or any of the defendants in the Stockholder Complaints of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein, and Parent and Purchaser specifically deny all allegations in the Stockholder Complaints that any additional disclosure was or is required.

Books and Records Demands

On February 2, 2022, Bernard Panone, a purported stockholder of the Company, sent the Company Board a books and records demand pursuant to Section 220 of the DGCL in connection with such purported stockholder’s investigation of, among other things, (i) the independence and disinterestedness of certain members of the Company Board and/or the Company’s executive officers in connection with the Merger Agreement and the Transactions, (ii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place, and (iii) the value of such purported stockholder’s Shares.

On February 2, 2022, Robert Garfield, a purported stockholder of the Company, sent the Company Board a books and records demand pursuant to Section 220 of the DGCL in connection with such purported stockholder’s investigation of, among other things, (i) the independence and disinterestedness of certain members of the Company Board and management in connection with the Merger Agreement and the Transactions, (ii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place, and (iii) the value of such purported stockholder’s Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

VOICE MERGER SUB CORP.

By:	/s/ Sean C. Etheridge
Name: Sean C. Etheridge
Title: Vice President, Secretary

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
Name: J. Andrew Pierce
Title: Group President, MedSurg and Neurotechnology

Index No.
(a)(1)(A)**	Offer to Purchase, dated January 25, 2022.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)**	Summary Advertisement, published January 25, 2022 in The New York Times.

(a)(5)(A)†	Press Release, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(B)†	Investor Presentation by Parent, dated January 6, 2022 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(C)†	Social media post, dated January 6, 2022 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(5)(D)†	Conference call transcript, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-003782)).

(a)(5)(E)†	Presentation to Vocera employees, dated January 7, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Parent with the United States Securities and Exchange Commission on January 7, 2022 (Accession No. 0001193125-22-004563)).

(a)(5)(F)**	Press Release, dated January 25, 2022.

(a)(5)(G)**	Complaint, dated January 27, 2022 (Whitfield v. Vocera Communications, Inc., et al.)

(a)(5)(H)**	Complaint, dated January 25, 2022 (Shiva Stein v. Vocera Communications, Inc., et al.)

(a)(5)(I)**	Complaint, dated January 27, 2022 (Gabriel Espinoza v. Vocera Communications, Inc., et al.)

(a)(5)(J)	Form of Restrictive Covenant Agreement entered into by and among Parent and each of Brent D. Lang, Paul T. Johnson, Douglas A. Carlen, and Steven J. Anheier on February 8, 2022 (incorporated by reference to Exhibit (e)(13) to Amendment No. 3 to the Company’s Schedule 14D-9 filed with the United States Securities and Exchange Commission on February 8, 2022).

(a)(5)(K)*	Complaint, dated February 7, 2022 (Jordan Wilson v. Vocera Communications, Inc., et al.)

(b)	Not applicable.

(d)(1)†	Agreement and Plan of Merger, dated as of January 6, 2022, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the United States Securities and Exchange Commission on January 11, 2022).

(d)(2)**	Non-Disclosure Agreement, dated December 12, 2021, between the Company and Parent.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table

*	Filed herewith
**	Previously filed as an exhibit to the Schedule TO, as amended
†	Previously incorporated by reference as an exhibit to the Schedule TO, as amended